UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): October 18, 2024

SCHLUMBERGER N.V. (SCHLUMBERGER LIMITED)

(Exact name of registrant as specified in its charter)

Curaçao	1-4601	52-0684746
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

42 rue Saint-Dominique, Paris, France 75007

5599 San Felipe, Houston, Texas, U.S.A. 77056 (address)

62 Buckingham Gate, London, United Kingdom SW1E 6AJ

Parkstraat 83, The Hague, The Netherlands 2514 JG

(Addresses of principal executive offices and zip or postal codes)

Registrant’s telephone number in the United States, including area code: (713) 513-2000

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
common stock, par value $0.01 per share	SLB	New York Stock Exchange

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.02	Results of Operations and Financial Condition.

The Third-Quarter 2024 Earnings Release furnished as Exhibit 99 hereto, which is incorporated by reference into this Item 2.02, was posted on the SLB internet website (https://investorcenter.slb.com/financials/quarterly-results) on October 18, 2024. In accordance with General Instructions B.2. of Form 8-K, the information will not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor will it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as expressly set forth by specific reference in such a filing.

Item 7.01	Regulation FD Disclosure.

On October 18, 2024, SLB issued a press release, a copy of which is furnished with this Form 8-K as Exhibit 99 and incorporated into this Item 7.01 by reference. In accordance with General Instruction B.2. of Form 8-K, the information will not be deemed “filed” for purposes of Section 18 of the Exchange Act, nor will it be deemed incorporated by reference in any filing under the Securities Act, except as expressly set forth by specific reference in such a filing.

Also, see Item 2.02, “Results of Operations and Financial Condition.”

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits

The exhibit listed below is furnished pursuant to Item 9.01 of this Form 8-K.

99	Third-Quarter 2024 Earnings Release.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

SCHLUMBERGER LIMITED

/s/ Howard Guild
Howard Guild
Chief Accounting Officer

Date: October 18, 2024

Exhibit 99

News Release

SLB Announces Third-Quarter 2024 Results

•	Revenue of $9.16 billion was steady sequentially and increased 10% year on year

•	GAAP EPS of $0.83 increased 8% sequentially and 6% year on year

•	EPS, excluding charges and credits, of $0.89 increased 5% sequentially and 14% year on year

•	Net income attributable to SLB of $1.19 billion increased 7% sequentially and 6% year on year

•	Adjusted EBITDA of $2.34 billion increased 2% sequentially and 13% year on year

•	Cash flow from operations was $2.45 billion and free cash flow was $1.81 billion

•	Board approved quarterly cash dividend of $0.275 per share

NEW YORK, October 18, 2024—SLB (NYSE: SLB) today announced results for the third quarter of 2024.

Third-Quarter Results

	Three Months Ended			(Stated in millions, except per share amounts) Change
	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sequential	Year-on-year
Revenue	$9,159	$9,139	$8,310	—	10%
Income before taxes - GAAP basis	$1,507	$1,421	$1,395	6%	8%
Income before taxes margin - GAAP basis	16.5%	15.5%	16.8%	91 bps	-33 bps
Net income attributable to SLB - GAAP basis	$1,186	$1,112	$1,123	7%	6%
Diluted EPS - GAAP basis	$0.83	$0.77	$0.78	8%	6%

Adjusted EBITDA*	$2,343	$2,288	$2,081	2%	13%
Adjusted EBITDA margin*	25.6%	25.0%	25.0%	55 bps	54 bps
Pretax segment operating income*	$1,902	$1,854	$1,683	3%	13%
Pretax segment operating margin*	20.8%	20.3%	20.3%	48 bps	51 bps
Net income attributable to SLB, excluding charges & credits*	$1,271	$1,224	$1,123	4%	13%
Diluted EPS, excluding charges & credits*	$0.89	$0.85	$0.78	5%	14%

Revenue by Geography
International	$7,425	$7,452	$6,614	—	12%
North America	1,687	1,644	1,643	3%	3%
Other	47	43	53	n/m	n/m

	$9,159	$9,139	$8,310	—	10%

	(Stated in millions)
	Three Months Ended			Change
	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sequential	Year-on-year
Revenue by Division
Digital & Integration	$1,088	$1,050	$982	4%	11%
Reservoir Performance	1,823	1,819	1,680	—	9%
Well Construction	3,312	3,411	3,430	-3%	-3%
Production Systems	3,103	3,025	2,367	3%	31%
Other	(167)	(166)	(149)	n/m	n/m

	$9,159	$9,139	$8,310	—	10%

Pretax Operating Income by Division
Digital & Integration	$386	$325	$314	19%	23%
Reservoir Performance	367	376	344	-2%	7%
Well Construction	714	742	759	-4%	-6%
Production Systems	519	473	319	10%	63%
Other	(84)	(62)	(53)	n/m	n/m

	$1,902	$1,854	$1,683	3%	13%

Pretax Operating Margin by Division
Digital & Integration	35.5%	31.0%	32.0%	456 bps	353 bps
Reservoir Performance	20.1%	20.6%	20.5%	-53 bps	-37 bps
Well Construction	21.5%	21.7%	22.1%	-19 bps	-58 bps
Production Systems	16.7%	15.6%	13.5%	110 bps	325 bps
Other	n/m	n/m	n/m	n/m	n/m

	20.8%	20.3%	20.3%	48 bps	51 bps

SLB acquired the Aker subsea business during the fourth quarter of 2023 in connection with the formation of the OneSubsea joint venture. The acquired business generated revenue of $532 million during the third quarter of 2024. Excluding the impact of this acquisition, SLB’s global third-quarter 2024 revenue increased 4% year on year; international third-quarter 2024 revenue increased 4% year on year; and Production Systems third-quarter 2024 revenue increased 9% year on year.

*	These are non-GAAP financial measures. See sections titled “Divisions” and Supplementary Information” for details.

n/m = not meaningful

SLB Expands Margins and Earnings, Despite Cautious Macro Environment

“SLB delivered strong third-quarter results, achieving earnings growth and margin expansion in line with our full-year adjusted EBITDA margin goal of 25% or higher,” said SLB Chief Executive Officer Olivier Le Peuch. “These results were achieved by our ongoing focus on cost optimization, greater adoption of our digital products and solutions, and the contribution of long-cycle projects in deep water and gas.”

“This performance was achieved despite an environment where short-cycle activity growth softened, and some international producers exercised cautious spending triggered by lower oil prices and ample global supply, while land activity in the U.S. remained subdued. Revenue grew in the Middle East & Asia and offshore North America but was offset by a decline in Latin America, while Europe & Africa held steady,” Le Peuch said.

Digital Leads Results as Customers Focus on Cloud Computing and Automation

“As we continue to see the transformative impact of digital technology across the industry, we delivered a 4% sequential increase in Digital & Integration revenue. This was driven by our digital business, which grew 7% sequentially and 25% year on year. Digital & Integration pretax segment operating margin expanded by 456 basis points (bps) sequentially, mostly driven by our digital business.

“Our customers are increasingly embracing digital technology to shorten planning cycle times, boost automation, and extract efficiency. Our cloud-based platform offerings have emerged as integral tools for unlocking data and AI across the energy value chain, enabling data-driven decision-making and streamlined operations. Our leadership in this area was on full display as we welcomed more than 1,000 customers and partners to the SLB Digital Forum in September to share progress, innovate together, and explore new digital opportunities.

“At the event, we announced exciting new collaborations and partnerships with NVIDIA, Amazon Web Services, Aramco, and others. Additionally, we launched the Lumi™ data and AI platform, which integrates advanced AI capabilities—including generative AI—with workflows across the energy value chain. More details can be found in the quarterly highlights of this release.

“In the Core Divisions—comprising Reservoir Performance, Well Construction, and Production Systems—revenue was essentially flat sequentially. Production Systems revenue increased 3% sequentially, posting record quarterly revenue with pretax segment operating margin expanding year on year for the ninth consecutive quarter. Reservoir Performance revenue was flat sequentially, while Well Construction revenue declined by 3% due to lower drilling activities,” Le Peuch said.

With Strong Cash Flow, SLB Accelerates Returns to Shareholders

“Overall, in the third quarter, we achieved an adjusted EBITDA margin of 25.6%, a 55-bps sequential increase. Cash flow from operations was $2.45 billion, and free cash flow was $1.81 billion. Additionally, we returned close to $900 million to shareholders through stock repurchases and dividends, bringing total return to shareholders for the first nine months of the year to $2.38 billion.

“With strong cash flows and visibility into continued strong cash flow generation, we have accelerated our share repurchase program, taking advantage of current share price levels. We now expect to exceed the $3.0 billion return to shareholders commitment we made earlier this year.

“I would like to thank the SLB team for their unwavering dedication and outstanding execution, consistently delivering for both our customers and shareholders,” Le Peuch said.

International, Digital, and Cost Optimization to Remain the Focus

“Although some customers have adopted a more cautious approach to their near-term capital expenditures and discretionary spending amid lower commodity prices, most projects are progressing as planned. Recent geopolitical events have further highlighted the importance of long-term energy security and reducing potential supply disruptions.

“SLB is well positioned to navigate the evolving market conditions by leveraging its unique exposure to long-cycle projects in international, deepwater, and gas markets. Additionally, SLB’s digital leadership and growing presence in emerging low-carbon markets—such as carbon capture and storage and geothermal—are supporting a more balanced portfolio.

“Although the rate of upstream spending growth has moderated in the last few months due to the macroenvironment, we continue to expect a sustained level of upstream investment in the years to come. In this context, we anticipate delivering strong cash flows and a full-year adjusted EBITDA margin at or above 25%, supported by our international leadership, robust digital sales, and ongoing cost optimization initiatives.

“Overall, our business remains well positioned to deliver further margin expansion and increased returns to shareholders,” Le Peuch said.

Other Events

During the quarter, SLB repurchased 11.3 million shares of its common stock for a total purchase price of $501 million. For the first nine months of the year, SLB repurchased a total of 26.6 million shares of its common stock for a total purchase price of $1.24 billion.

On October 17, 2024, SLB entered into a definitive agreement to sell its working interests in the Palliser Block located in Alberta, Canada. The transaction, which is subject to regulatory approval and other customary closing conditions, is expected to close late in the fourth quarter of 2024.

On October 17, 2024, SLB’s Board of Directors approved a quarterly cash dividend of $0.275 per share of outstanding common stock, payable on January 9, 2025, to stockholders of record on December 4, 2024.

Third-Quarter Revenue by Geographical Area

	(Stated in millions)
	Three Months Ended			Change
	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sequential	Year-on-year
North America	$1,687	$1,644	$1,643	3%	3%
Latin America	1,689	1,742	1,681	-3%	—
Europe & Africa*	2,434	2,442	2,091	—	16%
Middle East & Asia	3,302	3,268	2,842	1%	16%
Eliminations & other	47	43	53	n/m	n/m

	$9,159	$9,139	$8,310	—	10%

International	$7,425	$7,452	$6,614	—	12%
North America	$1,687	$1,644	$1,643	3%	3%

SLB acquired the Aker subsea business during the fourth quarter of 2023 in connection with the formation of the OneSubsea joint venture. The acquired business generated revenue of $532 million during the third quarter of 2024. Excluding the impact of this acquisition, SLB’s global third-quarter 2024 revenue increased 4% year on year and international third-quarter 2024 revenue increased 4% year on year.

*	Includes Russia and the Caspian region

n/m	= not meaningful

International

Revenue in Latin America of $1.69 billion decreased 3% sequentially, reflecting lower production system sales in Brazil and reduced drilling activity in Mexico and Guyana. Year over year, revenue was flat, as strong activity in Argentina and higher production system sales in Brazil were offset by drilling activity declines in Mexico.

Europe & Africa revenue of $2.44 billion was flat sequentially as higher sales of artificial lift in North Africa were offset by lower sales of subsea production systems in Scandinavia and reduced drilling, intervention, and stimulation activity in sub-Saharan Africa. Year on year, revenue increased 16% driven by the acquired Aker subsea business, primarily in Scandinavia, and increased drilling, intervention, and stimulation activity in North Africa.

Revenue in the Middle East & Asia of $3.30 billion increased 1% sequentially, with strong sales of production systems in Australia, Saudi Arabia, Iraq, Kuwait, and Qatar and increased drilling in East Asia and United Arab Emirates offsetting weaker performance in Egypt and India. Year on year, revenue grew 16% due to higher stimulation, intervention, and evaluation activity as well as increased sales of production systems in Saudi Arabia, UAE, Iraq, Kuwait, Qatar, and Oman. Increased drilling in East Asia and Indonesia and the acquired Aker subsea business in Australia also contributed to the year-on-year growth.

North America

North America revenue of $1.69 billion increased 3% sequentially due to strong sales of production systems in the U.S. Gulf of Mexico and higher drilling in Canada land, partially offset by lower drilling revenue in U.S. land. Year on year, revenue increased 3% due to higher sales of subsea production systems and increased evaluation and stimulation activity in the U.S. Gulf of Mexico, partially offset by lower drilling revenue in U.S. land.

Third-Quarter Results by Division

Digital & Integration

	(Stated in millions)
	Three Months Ended			Change
	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sequential	Year-on-year
Revenue
International	$830	$757	$737	10%	13%
North America	258	291	242	-11%	6%
Other	—	2	3	n/m	n/m

	$1,088	$1,050	$982	4%	11%

Pretax operating income	$386	$325	$314	19%	23%
Pretax operating margin	35.5%	31.0%	32.0%	456 bps	353 bps

n/m = not meaningful

Digital & Integration revenue of $1.09 billion increased 4% sequentially due to higher digital revenue while Asset Performance Solutions (APS) revenue was flat. Digital revenue grew 7% sequentially driven by the increased adoption internationally of our cloud, AI, and edge technology platforms. Year on year, revenue increased 11% due to digital growing 25%, while APS revenue declined 3%.

Digital & Integration pretax operating margin of 36% expanded 456 bps sequentially, mostly due to improved profitability in digital, following higher uptake of digital products and solutions and cost efficiencies. Year on year, pretax operating margin expanded 353 bps due to increased profitability in digital, partially offset by lower profitability in APS from the effects of higher amortization expense and lower gas prices.

Reservoir Performance

	(Stated in millions)
	Three Months Ended			Change
	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sequential	Year-on-year
Revenue
International	$1,676	$1,684	$1,554	—	8%
North America	145	134	125	8%	16%
Other	2	1	1	n/m	n/m

	$1,823	$1,819	$1,680	—	9%

Pretax operating income	$367	$376	$344	-2%	7%
Pretax operating margin	20.1%	20.6%	20.5%	-53 bps	-37 bps

n/m = not meaningful

Reservoir Performance revenue of $1.82 billion was flat sequentially as higher intervention activity was offset by lower evaluation activity while stimulation revenue was flat. Geographically, revenue grew in offshore North America and Latin America, partially offset by declines in Europe & Africa and Middle East & Asia. Year on year, revenue increased 9% due to increased stimulation and intervention activity, partially offset by lower evaluation revenue.

Reservoir Performance pretax operating margin of 20% contracted 53 bps sequentially due to lower profitability in evaluation, partially offset by improved profitability in intervention. Year on year, pretax operating margin contracted 37 bps due to an unfavorable technology mix.

Well Construction

	(Stated in millions)
	Three Months Ended			Change
	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sequential	Year-on-year
Revenue
International	$2,675	$2,768	$2,707	-3%	-1%
North America	581	592	663	-2%	-12%
Other	56	51	60	n/m	n/m

	$3,312	$3,411	$3,430	-3%	-3%

Pretax operating income	$714	$742	$759	-4%	-6%
Pretax operating margin	21.5%	21.7%	22.1%	-19 bps	-58 bps

n/m = not meaningful

Well Construction revenue of $3.31 billion declined 3% sequentially and year on year on lower revenue in measurements and fluids. This was driven by lower drilling activity in Latin America, U.S. land, and Saudi Arabia.

Well Construction pretax operating margin of 22% declined 19 bps sequentially and 58 bps year on year due to reduced activity both in North America and internationally.

Production Systems

	(Stated in millions)
	Three Months Ended			Change
	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sequential	Year-on-year
Revenue
International	$2,373	$2,378	$1,740	—	36%
North America	723	640	626	13%	15%
Other	7	7	1	n/m	n/m

	$3,103	$3,025	$2,367	3%	31%

Pretax operating income	$519	$473	$319	10%	63%
Pretax operating margin	16.7%	15.6%	13.5%	110 bps	325 bps

SLB acquired the Aker subsea business during the fourth quarter of 2023 in connection with the formation of the OneSubsea joint venture. The acquired business generated revenue of $532 million during the third quarter of 2024. Excluding the impact of this acquisition, Production Systems third-quarter 2024 revenue increased 9% year on year.

n/m = not meaningful

Production Systems revenue of $3.10 billion increased 3% sequentially with growth led by higher sales of surface production systems, completions, and artificial lift, partially offset by reduced sales of subsea and midstream production systems. Year on year, revenue grew 31%, mainly due to the acquisition of the Aker subsea business and strong international sales across the portfolio.

Production Systems pretax operating margin of 17% expanded 110 bps sequentially with improved profitability in surface production systems, completions, and artificial lift. Year on year, pretax operating margin expanded 325 bps due to improved profitability in surface production systems, artificial lift, and valves.

Quarterly Highlights

CORE

Contract Awards

SLB continues to win new contract awards that align with SLB’s strengths in the Core, particularly in the international and offshore basins. Notable highlights include the following:

•

In the UAE, SLB, ADNOC Drilling Company, and Patterson-UTI announced the formation of the Turnwell Industries LLC OPC joint venture (JV). The JV will focus on the acceleration of UAE’s unconventional oil and gas program, with an initial 144 wells scheduled for completion by the end of 2025. SLB will provide integrated drilling, stimulation, and completion services, as well as project management, digital capabilities, and subsurface support.

•

In Kuwait, Kuwait Oil Company (KOC) has awarded SLB a lump sum turnkey (LSTK) drilling contract to drill and deliver wells in south and east Kuwait. SLB will manage the planning, construction, and drilling of 141 wells over a period of three years. This LSTK contract will enable improved efficiency and faster deployment of technologies.

•

In Oman, Shell Development Oman LLC has awarded SLB a two-year integrated well construction contract covering up to 23 wells in Block 10 and Block 11 with the potential to extend an additional three years. SLB will provide bits and drilling tools, cementing, drilling fluids, drilling services, and mud logging.

•

In the North Sea, bp awarded SLB OneSubsea™ and Subsea7 an integrated engineering, procurement, construction, and installation contract for the Murlach development (formerly Skua Field), 240 kilometers east of Aberdeen in the U.K. North Sea. The Murlach project will include the first-ever implementation of SLB OneSubsea standard, configurable vertical monobore tree systems in the U.K. North Sea, which will be deployed by Subsea7 via vessel to reduce rig days.

•

In Brazil, Petrobras awarded SLB OneSubsea a major contract for two ultradeepwater projects. The contract covers standardized presalt subsea production systems and services to develop the Atapu and Sepia oil fields in the Santos Basin. SLB OneSubsea will supply Petrobras-standard configured presalt vertical trees, subsea distribution units, control systems, and pipeline systems, along with related installation, commissioning, and life-of-field services. These projects will add to Petrobras’ presalt investments and enable Petrobras to add two new FPSO platforms, each with a daily capacity of 225,000 barrels of oil and 10 million cubic meters of gas.

•

Also in Brazil, Equinor awarded SLB a contract for the deepwater development of the Raia Project with first oil expected in 2028. SLB will provide directional drilling services, fluids, cementing, and logging and completion tools for six wells. The area contains a recoverable volume of natural gas and oil condensate of more than 1 billion barrels of oil equivalent.

•

Also in Brazil, Petrobras awarded SLB a 10-year contract for the delivery of encapsulated submersible pump services for up to 200 systems in Bahia state. This performance-based contract underscores the reliability and excellence of SLB equipment and services.

•

Offshore Norway, Equinor awarded SLB a multiyear integrated drilling and reservoir evaluation contract spanning a wide range of operations. This includes integrated drilling and wireline services for an exploration drilling campaign on the Norwegian continental shelf; IriSphere™ look-ahead-while-drilling service for Stage II of the Troll Phase 3 project; wireline services for an exploration drilling campaign in the Barents Sea; and drilling and wireline services in the Irpa subsea development to create a tieback that extends the lifespan of Aasta Hansteen Field. Work for this integrated-domain contract will begin in 2025.

•

In Namibia, an operator awarded SLB a three-year integrated contract for well construction and reservoir characterization services. This contract includes the utilization of the SLB Ora™ intelligent wireline formation testing platform.

Technology and Innovation

Notable technology introductions and deployment in the quarter include the following:

•

In the U.S., ExxonMobil and SLB collaborated on the longest well section in the Permian Basin, delivering the first-ever four-mile well in the Second Bone Spring formation. Utilizing SLB’s PowerDrive Orbit G2™ rotary steerable system with a ruggedized pad design, the single-run lateral was achieved by steering at a complex high angle in harsh downhole conditions. This approach also led to a significant reduction in drilling time, releasing the well in 16.4 days.

•

In Kuwait, SLB and KOC implemented an advanced well intervention workflow, integrating distributed temperature sensing, 3D far-field sonic service, and production logging tools. Deploying ACTive™ real-time downhole coiled tubing services, SLB provided detailed reservoir insights and enabled the precise deployment of engineered stimulation fluids. This intervention identified a critical thief zone, mapped the surrounding microfractures, and improved water intake patterns, ultimately resulting in an increase of 200 barrels of oil per day from four nearby wells. One previously shut-in well achieved 1,800 barrels of oil per day postintervention. Based on this success, KOC has approved the expansion of this workflow across the Sabriyah Mauddud flank, with four additional wells slated for similar interventions.

•

In Angola, SLB and TotalEnergies deployed the first offshore application of OneSTEP EF™ efficient, low-risk sandstone stimulation solution in the Canela Field. The candidate well, situated in asandstone reservoir, faced multiple damage mechanisms, including mudcake, lost circulation material, organic deposits, silt, clay, and fines migration. After deploying the solution, the well’s flow rate increased by 250% and has become TotalEnergies’ top producing well in Angola.

Decarbonization

SLB is focused on developing and implementing technologies that can reduce emissions and environmental impact with practical, quantifiably proven solutions. Highlights include the following:

•

In the U.S., SLB OneSubsea has signed a memorandum of understanding with C-Power to explore the use of converted energy from ocean waves as a lower-cost, lower-carbon power source for subsea energy applications. The joint industry project, cosponsored by the U.S. Department of Energy, will be conducted by SLB OneSubsea in collaboration with its Integration Alliance partner, Subsea7.

•

In Norway, SLB and Equinor successfully deployed the world’s first offshore electric-powered light-string coiled tubing package. This innovative package was designed together with Equinor to bridge the gap between conventional offshore wireline and coiled tubing capabilities. When compared with the traditional coiled tubing package, the light-string package requires 48% less rig floor footprint, 33% fewer personnel on board, and up to 75% less rig-up and rig-down time. In its first job, the light-string coiled tubing package performed a downhole cleanout operation 75% faster than would have been possible with conventional wireline.

DIGITAL

SLB is deploying digital technology at scale, partnering with customers to migrate their technology and workflows into the cloud, to embrace new AI-enabled capabilities, and to leverage insights to elevate their performance. Notable highlights include the following:

•

SLB launched the Lumi data and AI platform, which integrates advanced AI capabilities—including generative AI—with workflows across the energy value chain. The open, secure, and modular platform unlocks access to high-quality data across subsurface, surface, planning, and operations, increasing cross-domain collaboration and releasing new intelligence and insights to improve the quality and speed of decision-making at the enterprise level.

•

SLB and NVIDIA announced that they will build on their long-standing collaboration to develop generative AI solutions for the energy industry. Working together, the companies will build and optimize models to the specific needs and requirements of the data-intensive energy industry, including subsurface exploration, production operations, and data management. The collaboration accelerates the development and deployment of industry-specific generative AI models across SLB’s global platforms, including its Delfi™ digital platform and Lumi data and AI platform.

•

SLB and Amazon Web Services (AWS) announced an extended partnership to expand access to applications from the Delfi digital platform. Energy Data Insights from AWS will also offer compatibility with SLB’s new Lumi data and AI platform. SLB and Amazon have also entered into a multiyear strategic framework agreement to explore the deployment of low-carbon technologies.

•

SLB and Palo Alto Networks announced an expanded collaboration to strengthen cybersecurity for the energy sector. The companies will combine SLB’s cloud and edge technologies and domain expertise in the energy industry with Palo Alto Networks’ cross-industry, platform-based cybersecurity solutions. This will not only help SLB remain on the forefront with its own security infrastructure but will also help drive future enhanced solutions to address evolving cyber threats as the industry’s adoption of digital solutions and artificial intelligence accelerates.

•

SLB and Aramco have signed an agreement with the aim of codeveloping, commercializing, and utilizing digital solutions to help mitigate greenhouse gas emissions in industrial sectors. The agreement establishes a framework for the development of several digital solutions on SLB’s digital sustainability platform that will enable industrial companies to accelerate their progress toward net zero by more easily measuring, reporting, and verifying their emissions.

•

In Australia, Woodside Energy has awarded SLB a three-year digital frame agreement, which incorporates global subsurface data management, software provisioning, Delfi on-demand reservoir simulation, and onsite support services. SLB will help Woodside Energy to standardize an enterprise-scale data management solution, while also providing a full suite of software products and compute scalability via the Delfi platform for reservoir simulations.

NEW ENERGY

SLB continues to participate in the global transition to low-carbon energy systems through innovative technology and strategic partnerships, including the following:

•

In Nevada, SLB achieved breakthrough results in sustainable lithium production. Using a proprietary integrated solution that combines SLB’s subsurface expertise with surface engineering of advanced technologies that include direct lithium extraction (DLE), SLB was able to produce lithium at a rate 500 times faster than conventional methods while using only 10% of the land. The plant reached a verified recovery rate of 96% lithium from brine while using significantly less water, energy, and fewer chemical reagents in comparison with other lithium mining techniques.

•

In the U.S., SLB Capturi™, the newly formed joint venture between SLB and Aker Carbon Capture, was awarded a contract by CO280 Solutions for front end engineering and design (FEED) of a large-scale carbon capture plant at a pulp and paper mill on the U.S. Gulf Coast. The project, which aims to remove 800,000 metric tons of carbon emissions annually, will also deliver permanent, verifiable, and affordable carbon dioxide removals (CDRs). This follows recent announcements by SLB Capturi and CO280 on their collaboration to develop large-scale CDR projects in the U.S. and Canada pulp and paper industries and their collaboration with Microsoft® to scale the full value chain of carbon removal.

•

Also in the U.S., SLB Capturi has secured funding from the U.S. Department of Energy’s Office of Clean Energy Demonstrations for the first phase of two carbon capture projects. These projects, which commenced in August 2024 with a FEED study, involve deploying carbon capture systems at Basin Electric’s Dry Fork Station in Wyoming and International Paper’s Vicksburg Containerboard Mill in Mississippi. The projects are undertaken in partnership with TDA Research for the Wyoming project and with RTI International, International Paper, and Amazon, for the Mississippi project. The combined aim of these projects is to capture 278,000 metric tons of CO2 annually, demonstrating the potential of early-stage carbon capture technologies for achieving significant emissions reductions.

•

In Norway, SLB launched a well integrity assessment solution that simplifies carbon storage site selection and evaluation by quantifying well integrity risks in mature or retired oil and gas fields. SLB’s solution incorporates advanced failure mode, effects, and criticality analysis to assess potential leakage pathways, well barriers, failure mechanisms, and resulting consequences; helping customers understand the risks associated with each well, inform remediation strategies, and, ultimately, estimate project viability.

FINANCIAL TABLES

Condensed Consolidated Statement of Income

	(Stated in millions, except per share amounts)
	Third Quarter		Nine Months
Periods Ended September 30,	2024	2023	2024	2023
Revenue	$9,159	$8,310	$27,005	$24,145
Interest & other income (1)	96	73	265	247
Expenses
Cost of revenue (1)	7,237	6,592	21,506	19,378
Research & engineering	187	186	557	524
General & administrative	90	81	305	268
Merger & integration (1)	33	—	60	—
Restructuring (1)	65	—	176	—
Interest	136	129	381	373

Income before taxes (1)	$1,507	$1,395	$4,285	$3,849
Tax expense (1)	289	259	824	722

Net income (1)	$1,218	$1,136	$3,461	$3,127
Net income attributable to noncontrolling interests (1)	32	13	95	36

Net income attributable to SLB (1)	$1,186	$1,123	$3,366	$3,091

Diluted earnings per share of SLB (1)	$0.83	$0.78	$2.34	$2.14

Average shares outstanding	1,417	1,424	1,425	1,424
Average shares outstanding assuming dilution	1,432	1,442	1,441	1,442

Depreciation & amortization included in expenses (2)	$640	$579	$1,871	$1,703

(1)	See section entitled “Charges & Credits” for details.
(2)	Includes depreciation of fixed assets and amortization of intangible assets, exploration data costs, and APS investments.

Condensed Consolidated Balance Sheet

		(Stated in millions)
Assets	Sept. 30, 2024	Dec. 31, 2023
Current Assets
Cash and short-term investments	$4,462	$3,989
Receivables	8,260	7,812
Inventories	4,573	4,387
Other current assets	1,506	1,530

	18,801	17,718
Investment in affiliated companies	1,744	1,624
Fixed assets	7,360	7,240
Goodwill	14,559	14,084
Intangible assets	3,122	3,239
Other assets	4,189	4,052

	$49,775	$47,957

Liabilities and Equity
Current Liabilities
Accounts payable and accrued liabilities	$10,346	$10,904
Estimated liability for taxes on income	888	994
Short-term borrowings and current portion of long-term debt	1,059	1,123
Dividends payable	406	374

	12,699	13,395
Long-term debt	11,864	10,842
Other liabilities	2,484	2,361

	27,047	26,598
Equity	22,728	21,359

	$49,775	$47,957

Liquidity

			(Stated in millions)
Components of Liquidity	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Dec. 31, 2023
Cash and short-term investments	$4,462	$4,003	$3,735	$3,989
Short-term borrowings and current portion of long-term debt	(1,059)	(1,033)	(1,998)	(1,123)
Long-term debt	(11,864)	(12,156)	(11,147)	(10,842)

Net Debt(1)	$(8,461)	$(9,186)	$(9,410)	$(7,976)

Details of changes in liquidity follow:

Periods Ended September 30,	Nine Months 2024	Third Quarter 2024	Nine Months 2023
Net income	$3,461	$1,218	$3,127
Charges and credits, net of tax (2)	231	92	(28)

	3,692	1,310	3,099
Depreciation and amortization (3)	1,871	640	1,703
Stock-based compensation expense	244	71	218
Change in working capital	(1,731)	313	(1,353)
Other	136	115	(52)

Cash flow from operations	4,212	2,449	3,615

Capital expenditures	(1,322)	(460)	(1,345)
APS investments	(390)	(134)	(391)
Exploration data capitalized	(141)	(50)	(121)

Free cash flow (4)	2,359	1,805	1,758

Dividends paid	(1,144)	(393)	(961)
Stock repurchase program	(1,236)	(501)	(594)
Proceeds from employee stock plans	244	124	276
Business acquisitions and investments, net of cash acquired	(552)	(47)	(280)
Purchases of Blue Chip Swap securities	(136)	(60)	(169)
Proceeds from sale of Blue Chip Swap securities	92	41	91
Proceeds from sale of Liberty shares	—	—	137
Taxes paid on net settled stock-based compensation awards	(86)	(8)	(162)
Other	27	(12)	(194)

(Increase) decrease in net debt before impact of changes in foreign exchange rates	(432)	949	(98)
Impact of changes in foreign exchange rates on net debt	(53)	(224)	20

(Increase) decrease in Net Debt	(485)	725	(78)
Net Debt, beginning of period	(7,976)	(9,186)	(9,332)

Net Debt, end of period	$(8,461)	$(8,461)	$(9,410)

(1)

“Net Debt” represents gross debt less cash and short-term investments. Management believes that Net Debt provides useful information to investors and management regarding the level of SLB’s indebtedness by reflecting cash and investments that could be used to repay debt. Net Debt is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, total debt.

(2)	See section entitled “Charges & Credits” for details.
(3)	Includes depreciation of fixed assets and amortization of intangible assets, exploration data costs, and APS investments.
(4)

“Free cash flow” represents cash flow from operations less capital expenditures, APS investments, and exploration data costs capitalized. Management believes that free cash flow is an important liquidity measure for the company and that it is useful to investors and management as a measure of SLB’s ability to generate cash. Once business needs and obligations are met, this cash can be used to reinvest in the company for future growth or to return to shareholders through dividend payments or share repurchases. Free cash flow does not represent the residual cash flow available for discretionary expenditures. Free cash flow is a non-GAAP financial measure that should be considered in addition to, not as a substitute for or superior to, cash flow from operations.

Charges & Credits

In addition to financial results determined in accordance with U.S. generally accepted accounting principles (GAAP), this third-quarter 2024 earnings release also includes non-GAAP financial measures (as defined under the SEC’s Regulation G). In addition to the non-GAAP financial measures discussed under “Liquidity”, SLB net income, excluding charges & credits, as well as measures derived from it (including diluted EPS, excluding charges & credits; effective tax rate, excluding charges & credits; adjusted EBITDA and adjusted EBITDA margin) are non-GAAP financial measures. Management believes that the exclusion of charges & credits from these financial measures provide useful perspective on SLB’s underlying business results and operating trends, and a means to evaluate SLB’s operations period over period. These measures are also used by management as performance measures in determining certain incentive compensation. The foregoing non-GAAP financial measures should be considered in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP. The following is a reconciliation of certain of these non-GAAP measures to the comparable GAAP measures. For a reconciliation of adjusted EBITDA to the comparable GAAP measure, please refer to the section titled “Supplementary Information” (Question 9).

		(Stated in millions, except per share amounts)
	Third Quarter 2024
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$1,507	$289	$32	$1,186	$0.83
Restructuring (1)	65	10	—	55	0.04
Merger & integration (2)	47	10	7	30	0.02

SLB net income, excluding charges & credits	$1,619	$309	$39	$1,271	$0.89

	Second Quarter 2024
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$1,421	$276	$33	$1,112	$0.77
Restructuring (1)	111	17	—	94	0.07
Merger & integration (2)	31	5	8	18	0.01

SLB net income, excluding charges & credits	$1,563	$298	$41	$1,224	$0.85

	Nine Months 2024
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$4,285	$824	$95	$3,366	$2.34
Restructuring (1)	176	27	—	149	0.10
Merger & integration (3)	103	21	20	62	0.04

SLB net income, excluding charges & credits	$4,564	$872	$115	$3,577	$2.48

	Nine Months 2023
	Pretax	Tax	Noncont. Interests	Net	Diluted EPS
SLB net income (GAAP basis)	$3,849	$722	$36	$3,091	$2.14
Gain on sale of Liberty shares (4)	(36)	(8)	—	(28)	(0.02)

SLB net income, excluding charges & credits	$3,813	$714	$36	$3,063	$2.12

(1)	Classified in Restructuring in the Condensed Consolidated Statement of Income.
(2)

During the third quarter of 2024, $14 million of these charges were classified in Cost of revenue in the Condensed Consolidation Statement of Income with the remaining $33 million classified in Merger & integration. During the second quarter of 2024, $15 million of these charges were classified in Cost of revenue with the remaining $16 million classified in Merger & integration.

(3)

During the nine months of 2024, $43 million of these charges were classified in Cost of Revenue in the Condensed Consolidation Statement of Income with the remaining $60 million classified in Merger & integration.

(4)	Classified in Interest & other income in the Condensed Consolidated Statement of Income.

There were no charges or credits during the third quarter of 2023.

Divisions

					(Stated in millions)
	Three Months Ended
	Sept. 30, 2024		Jun. 30, 2024		Sept. 30, 2023
	Revenue	Income Before Taxes	Revenue	Income Before Taxes	Revenue	Income Before Taxes
Digital & Integration	$1,088	$386	$1,050	$325	$982	$314
Reservoir Performance	1,823	367	1,819	376	1,680	344
Well Construction	3,312	714	3,411	742	3,430	759
Production Systems	3,103	519	3,025	473	2,367	319
Eliminations & other	(167)	(84)	(166)	(62)	(149)	(53)

Pretax segment operating income		1,902		1,854		1,683
Corporate & other		(187)		(191)		(182)
Interest income(1)		36		29		20
Interest expense(1)		(132)		(129)		(126)
Charges & credits(2)		(112)		(142)		—

	$9,159	$1,507	$9,139	$1,421	$8,310	$1,395

			(Stated in millions)
	Nine Months Ended
	Sept. 30, 2024		Sept. 30, 2023
	Revenue	Income Before Taxes	Revenue	Income Before Taxes
Digital & Integration	$3,091	$965	$2,822	$901
Reservoir Performance	5,369	1,082	4,826	892
Well Construction	10,090	2,145	10,052	2,162
Production Systems	8,946	1,392	6,888	802
Eliminations & other	(491)	(180)	(443)	(102)

Pretax segment operating income		5,404		4,655
Corporate & other		(568)		(536)
Interest income(1)		98		57
Interest expense(1)		(370)		(363)
Charges & credits(2)		(279)		36

	$27,005	$4,285	$24,145	$3,849

(1)	Excludes amounts which are included in the segments’ results.
(2)	See section entitled “Charges & Credits” for details.

Supplementary Information

Frequently Asked Questions

1)	What is the capital investment guidance for the full-year 2024?

Capital investment (consisting of capex, exploration data costs, and APS investments) for the full-year 2024 is still expected to be approximately $2.60 billion, which is the same level as full-year 2023.

2)	What were cash flow from operations and free cash flow for the third quarter of 2024?

Cash flow from operations for the third quarter of 2024 was $2.45 billion and free cash flow was $1.81 billion.

3)	What was included in “Interest & other income” for the third quarter of 2024?

“Interest & other income” for the third quarter of 2024 was $96 million. This consisted of interest income of $52 million and earnings of equity method investments of $44 million.

4)	How did interest income and interest expense change during the third quarter of 2024?

Interest income of $52 million for the third quarter of 2024 increased $14 million sequentially. Interest expense of $136 million increased $4 million sequentially.

5)	What is the difference between SLB’s consolidated income before taxes and pretax segment operating income?

The difference consists of corporate items, charges and credits, and interest income and interest expense not allocated to the segments, as well as stock-based compensation expense, amortization expense associated with certain intangible assets, certain centrally managed initiatives, and other nonoperating items.

6)	What was the effective tax rate (ETR) for the third quarter of 2024?

The ETR for the third quarter of 2024, calculated in accordance with GAAP, was 19.2% as compared to 19.4% for the second quarter of 2024. Excluding charges and credits, the ETR for both the third quarter of 2024 and for the second quarter of 2024 was 19.1%.

7)	How many shares of common stock were outstanding as of September 30, 2024, and how did this change from the end of the previous quarter?

There were 1.412 billion shares of common stock outstanding as of September 30, 2024, and 1.420 billion shares outstanding as of June 30, 2024.

(Stated in millions)
Shares outstanding at June 30, 2024	1,420
Shares issued under employee stock purchase plan	3
Shares issued to optionees, less shares exchanged	—
Vesting of restricted stock	—
Stock repurchase program	(11)

Shares outstanding at September 30, 2024	1,412

8)

What was the weighted average number of shares outstanding during the third quarter of 2024 and second quarter of 2024? How does this reconcile to the average number of shares outstanding, assuming dilution, used in the calculation of diluted earnings per share?

The weighted average number of shares outstanding was 1.417 billion during the third quarter of 2024 and 1.428 billion during the second quarter of 2024. The following is a reconciliation of the weighted average shares outstanding to the average number of shares outstanding, assuming dilution, used in the calculation of diluted earnings per share.

	(Stated in millions)
	Third Quarter 2024	Second Quarter 2024
Weighted average shares outstanding	1,417	1,428
Unvested restricted stock	14	14
Assumed exercise of stock options	1	1

Average shares outstanding, assuming dilution	1,432	1,443

9)

What was SLB’s adjusted EBITDA in the third quarter of 2024, the second quarter of 2024, the third quarter of 2023, the first nine months of 2024, and the first nine months of 2023? What was SLB’s adjusted EBITDA margin for those periods?

SLB’s adjusted EBITDA was $2.343 billion in the third quarter of 2024, $2.288 billion in the second quarter of 2024, and $2.081 billion in the third quarter of 2023. SLB’s adjusted EBITDA margin was 25.6% in the third quarter of 2024 and 25.0% in both the second quarter of 2024 and the third quarter of 2023.

	(Stated in millions)
	Third Quarter 2024	Second Quarter 2024	Third Quarter 2023
Net income attributable to SLB	$1,186	$1,112	$1,123
Net income attributable to noncontrolling interests	32	33	13
Tax expense	289	276	259

Income before taxes	$1,507	$1,421	$1,395
Charges & credits	112	142	—
Depreciation and amortization	640	631	579
Interest expense	136	132	129
Interest income	(52)	(38)	(22)

Adjusted EBITDA	$2,343	$2,288	$2,081

Revenue	$9,159	$9,139	$8,310

Adjusted EBITDA margin	25.6%	25.0%	25.0%

SLB’s adjusted EBITDA was $6.687 billion for the nine months ended September 30, 2024, and $5.830 billion for the nine months ended September 30, 2023. SLB’s adjusted EBITDA margin was 24.8% for the nine months ended September 30, 2024, and 24.1% for the nine months ended September 30, 2023.

	(Stated in millions)
	Nine Months 2024	Nine Months 2023	Change
Net income attributable to SLB	$3,366	$3,091
Net income attributable to noncontrolling interests	95	36
Tax expense	824	722

Income before taxes	$4,285	$3,849
Charges & credits	279	(36)
Depreciation and amortization	1,871	1,703
Interest expense	381	373
Interest income	(129)	(59)

Adjusted EBITDA	$6,687	$5,830	15%

Revenue	$27,005	$24,145	12%

Adjusted EBITDA margin	24.8%	24.1%	62 bps

Adjusted EBITDA represents income before taxes, excluding charges & credits, depreciation and amortization, interest expense, and interest income. Management believes that adjusted EBITDA is an important profitability measure for SLB and that it provides useful perspective on SLB’s underlying business results and operating trends, and a means to evaluate SLB’s operations period over period. Adjusted EBITDA is also used by management as a performance measure in determining certain incentive compensation. Adjusted EBITDA should be considered in addition to, not as a substitute for or superior to, other measures of financial performance prepared in accordance with GAAP.

10)

What were the components of depreciation and amortization expense for the third quarter of 2024, the second quarter of 2024, and the third quarter of 2023, the first nine months of 2024, and the first nine months of 2023?

The components of depreciation and amortization expense for the third quarter of 2024, the second quarter of 2024, and the third quarter of 2023 were as follows:

	(Stated in millions)
	Third Quarter 2024	Second Quarter 2024	Third Quarter 2023
Depreciation of fixed assets	$394	$384	$365
Amortization of intangible assets	87	82	78
Amortization of APS investments	124	118	107
Amortization of exploration data costs capitalized	35	47	29

	$640	$631	$579

The components of depreciation and amortization expense for the nine months ended September 30, 2024, and the nine months ended September 30, 2023, were as follows:

	(Stated in millions)
	Nine Months 2024	Nine Months 2023
Depreciation of fixed assets	$1,155	$1,065
Amortization of intangible assets	250	231
Amortization of APS investments	355	299
Amortization of exploration data costs capitalized	111	108

	$1,871	$1,703

11)	What Divisions comprise SLB’s Core business and what were their revenue and pretax operating income for the third quarter of 2024, the second quarter of 2024, and the third quarter of 2023?

SLB’s Core business comprises the Reservoir Performance, Well Construction, and Production Systems Divisions. SLB’s Core business revenue and pretax operating income for the third quarter of 2024, second quarter of 2024, and the third quarter of 2023 are calculated as follows:

	(Stated in millions)
	Three Months Ended			Change
	Sept. 30, 2024	Jun. 30, 2024	Sept. 30, 2023	Sequential	Year-on-year
Revenue
Reservoir Performance	$1,823	$1,819	$1,680
Well Construction	3,312	3,411	3,430
Production Systems	3,103	3,025	2,367

	$8,238	$8,255	$7,477	—	10%

Pretax Operating Income
Reservoir Performance	$367	$376	$344
Well Construction	714	742	759
Production Systems	519	473	319

	$1,600	$1,591	$1,422	1%	12%

Pretax Operating Margin
Reservoir Performance	20.1%	20.6%	20.5%
Well Construction	21.5%	21.7%	22.1%
Production Systems	16.7%	15.6%	13.5%

	19.4%	19.3%	19.0%	16 bps	40 bps

About SLB

SLB (NYSE: SLB) is a global technology company driving energy innovation for a balanced planet. With a global presence in more than 100 countries and employees representing almost twice as many nationalities, we work each day on innovating oil and gas, delivering digital at scale, decarbonizing industries, and developing and scaling new energy systems that accelerate the energy transition. Find out more at slb.com.

Conference Call Information

SLB will hold a conference call to discuss the earnings press release and business outlook on Friday, October 18, 2024. The call is scheduled to begin at 9:30 a.m. U.S. Eastern time. To access the call, which is open to the public, please contact the conference call operator at +1 (844) 721-7241 within North America, or +1 (409) 207-6955 outside North America, approximately 10 minutes prior to the call’s scheduled start time, and provide the access code 8858313. At the conclusion of the conference call, an audio replay will be available until November 18, 2024, by dialing +1 (866) 207-1041 within North America, or +1 (402) 970-0847 outside North America, and providing the access code 8893594. The conference call will be webcast simultaneously at www.slb.com/irwebcast on a listen-only basis. A replay of the webcast will also be available at the same website until November 18, 2024.

Investors	Media
James R. McDonald – SVP, Investor Relations & Industry Affairs, SLB Joy V. Domingo – Director of Investor Relations, SLB Tel: +1 (713) 375-3535 Email: investor-relations@slb.com	Josh Byerly – SVP of Communications, SLB Moira Duff – Director of External Communications, SLB Tel: +1 (713) 375-3407 Email: media@slb.com

###

Forward-Looking Statements

This third-quarter 2024 earnings press release, as well as other statements we make, contain “forward-looking statements” within the meaning of the federal securities laws, which include any statements that are not historical facts. Such statements often contain words such as “expect,” “may,” “can,” “believe,” “predict,” “plan,” “potential,” “projected,” “projections,” “precursor,” “forecast,” “outlook,” “expectations,” “estimate,” “intend,” “anticipate,” “ambition,” “goal,” “target,” “scheduled,” “think,” “should,” “could,” “would,” “will,” “see,” “likely,” and other similar words. Forward-looking statements address matters that are, to varying degrees, uncertain, such as statements about our financial and performance targets and other forecasts or expectations regarding, or dependent on, our business outlook; growth for SLB as a whole and for each of its Divisions (and for specified business lines, geographic areas, or technologies within each Division); oil and natural gas demand and production growth; oil and natural gas prices; forecasts or expectations regarding energy transition and global climate change; improvements in operating procedures and technology; capital expenditures by SLB and the oil and gas industry; our business strategies, including digital and “fit for basin,” as well as the strategies of our customers; our capital allocation plans, including dividend plans and share repurchase programs; our APS projects, joint ventures, and other alliances; the impact of the ongoing conflict in Ukraine on global energy supply; access to raw materials; future global economic and geopolitical conditions; future liquidity, including free cash flow; and future results of operations, such as margin levels. These statements are subject to risks and uncertainties, including, but not limited to, changing global economic and geopolitical conditions; changes in exploration and production spending by our customers, and changes in the level of oil and natural gas exploration and development; the results of operations and financial condition of our customers and suppliers; the inability to achieve our financial and performance targets and other forecasts and expectations; the inability to achieve our net-zero carbon emissions goals or interim emissions reduction goals; general economic, geopolitical, and business conditions in key regions of the world; the ongoing conflict in Ukraine; foreign currency risk; inflation; changes in monetary policy by governments; pricing pressure; weather and seasonal factors; unfavorable effects of health pandemics; availability and cost of raw materials; operational modifications, delays, or cancellations; challenges in our supply chain; production declines; the extent of future charges; the inability to recognize efficiencies and other intended benefits from our business strategies and initiatives, such as digital or new energy, as well as our cost reduction strategies; changes in government regulations and regulatory requirements, including those related to offshore oil and gas exploration, radioactive sources, explosives, chemicals, and climate-related initiatives; the inability of technology to meet new challenges in exploration; the competitiveness of alternative energy sources or product substitutes; and other risks and uncertainties detailed in this press release and our most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the Securities and Exchange Commission (the “SEC”).

This press release also includes forward-looking statements relating to the proposed transaction between SLB and ChampionX, including statements regarding the benefits of the transaction and the anticipated timing of the transaction. Factors and risks that may impact future results and performance include, but are not limited to, and in each case as a possible result of the proposed transaction on each of SLB and ChampionX: the ultimate outcome of the proposed transaction between SLB and ChampionX; the effect of the announcement of the proposed transaction; the ability to operate the SLB and ChampionX respective businesses, including business disruptions; difficulties in retaining and hiring key personnel and employees; the ability to maintain favorable business relationships with customers, suppliers, and other business partners; the terms and timing of the proposed transaction; the occurrence of any event, change, or other circumstance that could give rise to the termination of the proposed transaction; the anticipated or actual tax treatment of the proposed transaction; the ability to satisfy closing conditions to the completion of the proposed transaction; other risks related to the completion of the proposed transaction and actions related thereto; the ability of SLB and ChampionX to integrate the business successfully and to achieve anticipated synergies and value creation from the proposed transaction; the ability to secure government regulatory approvals on the terms expected, at all or in a timely manner; litigation and regulatory proceedings, including any proceedings that may be instituted against SLB or ChampionX related to the proposed transaction, as well as the risk factors discussed in SLB’s and ChampionX’s most recent Forms 10-K, 10-Q, and 8-K filed with or furnished to the SEC.

If one or more of these or other risks or uncertainties materialize (or the consequences of any such development changes), or should our underlying assumptions prove incorrect, actual results or outcomes may vary materially from those reflected in our forward-looking statements. Forward-looking and other statements in this press release regarding our environmental, social, and other sustainability plans and goals are not an indication that these statements are necessarily material to investors or required to be disclosed in our filings with the SEC. In addition, historical, current, and forward-looking environmental, social, and sustainability-related statements may be based on standards for measuring progress that are still developing, internal controls and processes that continue to evolve, and assumptions that are subject to change in the future. Statements in this press release are made as of the date of this release, and SLB disclaims any intention or obligation to update publicly or revise such statements, whether as a result of new information, future events, or otherwise.

Additional Information about the Transaction with ChampionX and Where to Find It

In connection with the proposed transaction with ChampionX, SLB filed with the SEC a registration statement on Form S-4 on April 29, 2024 (as amended, the “Form S-4”) that includes a proxy statement of ChampionX and that also constitutes a prospectus of SLB with respect to the shares of SLB to be issued in the proposed transaction (the “proxy statement/prospectus”). The Form S-4 was declared effective by the SEC on May 15, 2024. SLB and ChampionX filed the definitive proxy statement/prospectus with the SEC on May 15, 2024 (https://www.sec.gov/Archives/edgar/data/87347/000119312524139403/d818663d424b3.htm), and it was first mailed to ChampionX stockholders on or about May 15, 2024. Each of SLB and ChampionX may also file other relevant documents with the SEC regarding the proposed transaction. This document is not a substitute for the Form S-4 or proxy statement/prospectus or any other document that SLB or ChampionX may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (if and when available) and other documents containing important information about SLB, ChampionX and the proposed transaction, through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with, or furnished to, the SEC by SLB will be available free of charge on SLB’s website at https://investorcenter.slb.com. Copies of the documents filed with, or furnished to, the SEC by ChampionX will be available free of charge on ChampionX’s website at https://investors.championx.com. The information included on, or accessible through, SLB’s or ChampionX’s website is not incorporated by reference into this communication.

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